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                                          FILED PURSUANT TO RULE 424(B)(3) AND
                                          RULE 424(C)
                                          REGISTRATION STATEMENT NO. 333-81227
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 23, 1999)
                                      LOGO

                                1,709,946 SHARES

                                  COMMON STOCK

                         ------------------------------

     This prospectus supplement relates to the resale by selling stockholders named on pages 69 to 72 of the prospectus dated July 23, 1999, to which this prospectus supplement is attached.

     This prospectus supplement should be read in conjunction with the prospectus dated July 23, 1999, which is to be delivered with this prospectus supplement. All capitalized terms used but not defined in this prospectus supplement have the meanings given them in the prospectus.

                         ------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JULY 28, 1999
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     On July 21, 1999, we reported financial results for the third fiscal quarter and nine months ended June 30, 1999. On a combined basis, after giving effect to the retroactive restatement of our accounts to reflect the merger of Seeker Software, Inc. as a pooling of interests for all periods, we reported revenues of $11.2 million for the third quarter of fiscal 1999, up 107 percent from the $5.4 million in revenues reported in the third quarter of fiscal 1998.

     The net loss for the third quarter of fiscal 1999 was $17.7 million, or $0.86 per share, which included a one-time charge of $8.9 million for costs related to the merger with Seeker Software, compared with a net loss of $11.1 million, or $3.56 per share, for the same period in fiscal 1998, which included a $5.2 million one-time charge related to our June 1998 acquisition of 7Software. All share amounts are computed based on weighted average basic and diluted shares outstanding.

     For the nine-month period ended June 30, 1999, we reported revenues of $28.0 million, an increase of 103 percent over revenues of $13.8 million for the same period in fiscal 1998. The net loss for the first nine months of fiscal 1999 was $34.3 million, or $2.29 per share, which included a one-time charge of $8.9 million for costs related to the Seeker merger, compared with a net loss of $18.5 million, or $5.98 per share, for the same period in fiscal 1998, which included a $5.2 million one-time charge related to our June 1998 acquisition of 7Software.

     During the third quarter of fiscal 1999, we completed a follow-on public offering of 3,100,000 shares of our common stock, 2,018,620 shares of which were sold by the us, resulting in net proceeds to us of approximately $82.2 million. At June 30, 1999, our cash, cash equivalents and marketable securities totaled $128.6 million.

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                           CONCUR TECHNOLOGIES, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                    JUNE 30, 1999   SEPTEMBER 30, 1998
                                                    -------------   ------------------
ASSETS
Current assets
Cash, cash equivalents, and marketable
  securities......................................    $128,611           $ 17,058
Accounts receivable, net..........................       9,376              6,049
Prepaid expenses and other current assets.........       1,125                772
                                                      --------           --------
       Total current assets.......................     139,112             23,879
Equipment and furniture, net......................       4,867              3,026
Other assets......................................       3,223              1,717
                                                      --------           --------
       Total assets...............................    $147,202           $ 28,622
                                                      ========           ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities..........    $ 23,584           $  7,839
Current portion of long term liabilities..........       5,149              3,971
Deferred revenues.................................       4,422              3,619
                                                      --------           --------
       Total current liabilities..................      33,155             15,429
Long term liabilities.............................       7,990              8,788
Redeemable convertible preferred stock............          --             37,512
Redeemable convertible preferred stock warrants...          --                444
Stockholders' equity (deficit)
Convertible preferred stock, $0.001 par value:
  Authorized shares -- 5,000,000
  Issued and outstanding shares -- 0 and 716,144
     shares at June 30, 1999 and September 30,
     1998, respectively...........................          --              3,139
Common stock, $0.001 par value:
  Authorized shares -- 60,000,000
  Issued and outstanding shares -- 22,654,164 and
     3,911,985 shares at June 30, 1999 and
     September 30, 1998, respectively.............     185,388              6,593
Deferred stock compensation.......................      (1,814)              (529)
Accumulated deficit...............................     (77,517)           (42,754)
                                                      --------           --------
       Total stockholders' equity (deficit).......     106,057            (33,551)
                                                      --------           --------
       Total liabilities and stockholders' equity
          (deficit)...............................    $147,202           $ 28,622
                                                      ========           ========

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

                           CONCUR TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          THREE MONTHS ENDED     NINE MONTHS ENDED
                                               JUNE 30,              JUNE 30,
                                          -------------------   -------------------
                                            1999       1998       1999       1998
                                          --------   --------   --------   --------
Revenues, net:
  Licenses..............................  $  7,611   $  3,685   $ 18,778   $  9,249
  Services..............................     3,582      1,729      9,229      4,583
                                          --------   --------   --------   --------
       Total revenues...................    11,193      5,414     28,007     13,832
Cost of revenues:
  Licenses..............................       174        146        747        318
  Services..............................     4,501      2,053     11,543      5,234
                                          --------   --------   --------   --------
       Total cost of revenues...........     4,675      2,199     12,290      5,552
                                          --------   --------   --------   --------
Gross profit............................     6,518      3,215     15,717      8,280
Operating expenses:
  Sales and marketing...................     7,938      4,336     21,297     10,418
  Research and development..............     5,208      2,842     13,264      6,687
  General and administrative............     3,111      1,837      7,455      4,113
  Merger & acquisition cost and acquired
     in-process technology..............     8,859      5,203      8,859      5,203
                                          --------   --------   --------   --------
       Total operating expenses.........    25,116     14,218     50,875     26,421
                                          --------   --------   --------   --------
Loss from operations....................   (18,598)   (11,003)   (35,158)   (18,141)
Other income (expense), net.............       860       (129)       895       (328)
                                          --------   --------   --------   --------
Net loss................................  $(17,738)  $(11,132)  $(34,263)  $(18,469)
                                          ========   ========   ========   ========
Basic and diluted net loss per share....  $  (0.86)  $  (3.56)  $  (2.29)  $  (5.98)
                                          ========   ========   ========   ========
Shares used in computation of basic and
  diluted net loss per share............    20,539      3,124     14,948      3,091
                                          ========   ========   ========   ========
PRO FORMA RESULTS EXCLUDING MERGER AND
ACQUISITION RELATED COSTS (SEE NOTE BELOW)
Pro forma net loss, excluding merger &
  acquisition related costs.............  $ (8,879)  $ (5,929)  $(25,404)  $(13,266)
                                          ========   ========   ========   ========
Pro forma net loss per share, excluding
  merger & acquisition related costs....  $  (0.40)  $  (0.44)  $  (1.32)  $  (1.03)
                                          ========   ========   ========   ========
Shares used in pro forma net loss per
  share computation.....................    22,020     13,598     19,279     12,917
                                          ========   ========   ========   ========

NOTE. Pro forma results for the quarter ended June 30, 1999 and 1998 are presented for informational purposes only and are not prepared in accordance with generally accepted accounting principles. These results present the operating results of Concur Technologies, Inc. excluding non-recurring charges of $8.9 million and $5.2 million for the quarter ended June 30, 1999 and 1998, respectively, for merger costs and acquired in process technology arising from Concur's June 1999 merger with Seeker Software and June 1998 acquisition of 7Software, respectively. Shares used in computation of pro forma basic and diluted net loss per share results assumes the conversion of all preferred stock into common stock at the time of issuance.

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